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                                             FILING PURSUANT TO RULE 425 OF THE
                                             SECURITIES ACT OF 1933, AS AMENDED
                                             FILER: NORTHROP GRUMMAN CORPORATION
                                             SUBJECT COMPANY: TRW INC. NO 1-2384
                                             FILING: REGISTRATION STATEMENT ON
                                                     FORM S-4 (REGISTRATION NO.
                                                     333-83672)

                                                           Contact: Randy Belote

                                                                  (703) 875-8525

For Immediate Release

NORTHROP GRUMMAN FILES HART-SCOTT-RODINO
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PREMERGER NOTIFICATION
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     LOS ANGELES -- March 11, 2002 -- Northrop Grumman Corporation (NYSE: NOC)
announced today it has filed notification with the U.S. Department of Justice and the Federal Trade Commission of its intention to acquire TRW Inc. (NYSE:
TRW), in compliance with the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     Northrop Grumman announced on Feb. 22, 2002, that it had sent a letter to TRW, Inc. offering to negotiate a proposed transaction in which the TRW shareholders would receive a number of shares of common stock of Northrop Grumman equal to $47.

     On March 3, 2002, Northrop Grumman announced it had commenced an exchange offer for all outstanding shares of common stock and preference stock of TRW Inc.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

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NORTHROP GRUMMAN FILES HART-SCOTT-RODINO
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PREMERGER NOTIFICATION
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     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN
OFFER TO SELL SHARES OF TRW INC. THE EXCHANGE OFFER DOCUMENTS (INCLUDING THE PROSPECTUS, THE RELATED LETTERS OF TRANSMITTAL AND OTHER EXCHANGE OFFER DOCUMENTS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY NORTHROP GRUMMAN WITH THE SEC CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE EXCHANGE OFFER. THESE EXCHANGE OFFER DOCUMENTS WILL BE MADE AVAILABLE AT NO CHARGE TO ALL TRW STOCKHOLDERS. THESE EXCHANGE OFFER DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.
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